SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                 SCHEDULE 13G/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2

                              (AMENDMENT NO. 7)(1)


                      BRILLIANT DIGITAL ENTERTAINMENT, INC.
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   109502 20 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)



--------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO.   109502 20 3                   13G                  Page 2 of 5 Pages
--------------------------------------------------------------------------------

        1          NAMES OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                            MARK DYNE
------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                   (a)  [ ]
                                                   (b)  [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY

------------------ -------------------------------------------------------------
        4          CITIZENSHIP OR PLACE OF ORGANIZATION
                            REPUBLIC OF SOUTH AFRICA
------------------ --------- ---------------------------------------------------
     NUMBER           5      SOLE VOTING POWER
       OF                    4,712,261
     SHARES        --------- ---------------------------------------------------
  BENEFICIALLY        6      SHARED VOTING POWER
    OWNED BY                 647,185
                   --------- ---------------------------------------------------
    REPORTING         7      SOLE DISPOSITIVE POWER
     PERSON                  4,712,261
      WITH         --------- ---------------------------------------------------
                      8      SHARED DISPOSITIVE POWER
                             647,185
------------------ -------------------------------------------------------------
        9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   5,359,446
------------------ -------------------------------------------------------------
       10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                   SHARES
                                                               [ ]
------------------ -------------------------------------------------------------
       11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   52.0% (1)
------------------ -------------------------------------------------------------
       12          TYPE OF REPORTING PERSON
                   IN
------------------ -------------------------------------------------------------

(1) Based on 5,652,382 shares issued and outstanding as of November 14, 2005, as reported on the issuer's Form 10-QSB for the quarter ended September 30, 2005, as adjusted to account for a 10-for-1 reverse stock split consummated on December 30, 2005.

ITEM 1(a)                  NAME OF ISSUER:

                           Brilliant Digital Entertainment, Inc.

ITEM 1(b)                  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           14011 Ventura Boulevard, Suite 501
                           Sherman Oaks, California  91423

ITEM 2(a)                  NAME OF PERSON FILING:

                           Mark Dyne

ITEM 2(b)                  ADDRESS  OF  PRINCIPAL  BUSINESS  OFFICE OR, IF NONE,
                           RESIDENCE:

                           Mark Dyne
                           15260 Ventura Boulevard, 20th Floor
                           Sherman Oaks, California 91403

ITEM 2(c)                  CITIZENSHIP:

                           Republic of South Africa

ITEM 2(d)                  TITLE OF CLASS OF SECURITIES:

                           Common Stock, par value $0.001 per share

ITEM 2(e)                  CUSIP NUMBER:

                           109502 20 3

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), OR (C) CHECK WHETHER THE PERSON FILING IS A:

                           Not Applicable

ITEM 4                     OWNERSHIP:

                           Included in rows 5 through 9 and 11 on page 2.

ITEM 5                     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                           Not Applicable

ITEM 6                     OWNERSHIP  OF MORE  THAN  FIVE  PERCENT  ON BEHALF OF
                           ANOTHER PERSON

                           Kevin Bermeister, the issuer's President and Chief Executive Officer, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 557,185 of the shares beneficially owned by the reporting person.

                           An individual has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 67,500 of the shares beneficially owned by the reporting person.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

                           Not Applicable

ITEM 8                     IDENTIFICATION  AND  CLASSIFICATION OF MEMBERS OF THE
                           GROUP

                           Not Applicable

ITEM 9                     NOTICE OF DISSOLUTION OF GROUP

                           Not Applicable

ITEM 10                    CERTIFICATION

                           Not Applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                           FEBRUARY 14, 2006
                                           -------------------------------------
                                           Date


                                           /S/ MARK DYNE
                                           -------------------------------------
                                           Signature


                                           MARK DYNE
                                           -------------------------------------
                                           Name/Title